Exhibit 99.2

Additional Information Relating to the Proposed Directors and Executive Officers of the Combined Company Effective upon the Consummation of the Mergers

The following table provides certain information about those persons who are expected to serve as directors and executive officers of the combined entity upon the consummation of the Mergers. The board of directors and the senior management team of the combined company will be reconstituted to reflect the appointment or retention of such persons listed below effective upon the consummation of the Mergers.

Directors and Executive Officers	Age	Position/Title

Zhen Dai	44	Chairman of the Board of Directors and Director

Yang Wang	33	Chief Executive Officer and Director

Weilin Sun	46	Director

Zhongjue Chen	43	Director

Bin Liu	43	Director

Guangming Ren	50	Independent Director

Xiaoli Liu	44	Independent Director

Lei Zhao	40	Chief Financial Officer

Zhen Dai is one of the co-founders of NaaS and served as its director since January 2022. He is also a co-founder of Newlinks Technology Limited (“Newlink”) and has served as Newlink’s chief executive officer and chairman since its founding in 2016. Prior to Newlink, Mr. Zhen Dai founded Maoo Coffee, pioneering a delivery service model for coffee in China. Mr. Zhen Dai also served in various management positions in Red Star Macalline Group Corporation Ltd. from December 2011 to October 2014 and most recently as the president of its north China operations and led its expansion into e-commerce. Mr. Zhen Dai also worked at Zhengyuan Real Estate Development Company Limited from June 2001 to November 2011 and was most recently the deputy manager of its brand management center. Mr. Zhen Dai received dual bachelor degrees in chemical engineering and Chinese language and literature from Yanbian University. He is also a candidate for an Executive MBA degree from the Tsinghua Wudaokou School of Finance.

Yang Wang is one of the founders of NaaS and served as its chief executive officer and director since its inception. Ms. Wang is one of Newlink’s co-founders and has served as Newlink’s president since its founding in 2016. In addition, Ms. Wang has also served as chief executive of Kuaidian Power Beijing, a subsidiary of Newlink focused on electric vehicle charging, since 2018. Prior to co-founding Newlink, Ms. Wang worked at the Shenzhen Stock Exchange, where she headed the “New Fortune Magazine” division and other new media initiatives, enabling the initiative to become a top 3 financial media account on Tencent’s WeChat system. Ms. Yang graduated from Renmin University with a bachelor degree in Broadcasting Journalism. She is a candidate for an Executive MBA degree from the Tsinghua Wudaokou School of Finance.

Weilin Sun is one of Newlink’s co-founders. Mr. Sun has served as Newlink’s director since October 2017. Previously, Mr. Sun worked with Komatsu (China) Machinery Co., Ltd. from June 2007 to December 2016 and was the head of its strategic products department. Mr. Sun also worked with the construction project department of Hunter Douglas Group from January 2002 to April 2007 and was most recently its project manager. Mr. Sun holds a bachelor degree in clinic medicine from Jilin Medical University.

Zhongjue Chen has served as a director of RISE Education Cayman Ltd since October 2013. Mr. Chen joined Bain Capital in 2005 and is currently a managing director with Bain Capital Asia. He is mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific regions. His focus is on telecommunications, technology, media, business and financial services sectors. Prior to joining Bain Capital, Mr. Chen served as an associate consultant at Bain & Company from 2001 to 2003. Mr. Chen currently sits on the boards of ChinData Group (Nasdaq: CD), NewLinks Technology Limited and ChinaPnR. Mr. Chen received an MBA degree from Harvard University Business School and a bachelor’s degree in economics from Harvard University.

Bin Liu has served as a director of NaaS since January 2022. Mr. Liu is Chairman and General Manager of Zhenwei Investment Fund Management Company Limited. Mr. Liu worked at Alltrust Insurance Asset Management Co., Ltd. from 2016 to 2018 and most recently served as its director and general manager. Before that, Mr. Liu worked at Great Wall Securities Co., Ltd, from 2004 to 2016 and most recently as its Managing Director. Mr. Liu obtained a bachelor’s degree in thermal engineering from Wuhan University and a master’s degree in law from Beijing University.

Guangming Ren has served as a director of Joincap Holding Group and the general manager of Beijing Joincap Asset Management Co., Ltd. since 2015. Mr. Ren joined Shenzhen Securities Information Co., Ltd. in 2004, and from 2004 to 2015, he led the chief editor’s office for the Trading Day program and served as the Director of Marketing Operations of the New Fortune magazine. Mr. Ren also served at various leadership positions at the Securities Times and Changchun Television from 1994 to 2004. Mr. Ren holds an undergraduate degree in Chinese literature from Jilin University.

Xiaoli Liu is the founder of Beijing Wanli Xinyuan Technology Co. Ltd. He served several senior management roles in SF Express Group from 2004 to 2022, including as president of the Group Customer Headquarters, president of North China Region, president of the Pharmaceutical Enterprise Division, and as the general manager for the Group Corporate Development Office and for SF Express Group’s regional operations including for the Nanjing, Hangzhou, Shenzhen and Beijing regions. Prior to joining SF Express Group, Mr. Liu worked at the Asset Operation Department of the China Aerospace Science and Industry Group. Mr. Liu obtained a bachelor’s degree in international economics and trade from Yanbian University and is an EMBA candidate at Tsinghua University.

Lei Zhao has served as the chief financial officer of NaaS since July 2021 and as Newlink’s vice president of finance since May 2021. Prior to joining Newlink, Mr. Zhao served first as the senior financial director and then as the general manager of capital markets at Lexin (Nasdaq: LX) from 2016 to 2021. He was the senior director of YeePay from 2014 to 2016 and was in charge of operation analysis and capital markets. Mr. Zhao was the general manager of finance at Plateau Capital in 2014. From 2011 to 2013, Mr. Zhao worked at Chinex Medical limited as its director of accounting. From 2008 to 2011, Mr. Zhao was a senior financial manager at Global Education & Technology Group (Nasdaq: GEDU) and worked in the audit division of PriceWaterhouseCoopers from 2004 to 2008. Mr. Zhao graduated from the University of International Business and Economics in Beijing with a bachelor’s degree in accounting. Mr. Zhao is a certified public account in the U.S. and a certified management accountant.

The combined company is expected to maintain three committees under the board of directors following the consummation of the Mergers: an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. Our audit committee is expected to consist of Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Guangming Ren is expected to be the chairperson of our audit committee.

Compensation Committee. Our compensation committee is expected to consist of Mr. Zhen Dai, Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Zhen Dai is expected to be the chairperson of our compensation committee.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is expected to consist of Mr. Zhongjue Chen, Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Zhongjue Chen is expected to be the chairperson of our nominating and corporate governance committee.